SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Material Contained in this Report

1.	“(Cancellation of Announced Disclosure) Notice of Termination of Share Transfer Agreement of Greenko Energy and New Investments in AM Green”
2.	“Filing of Amendment Extraordinary Report”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: April 25, 2025	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

(Cancellation of Announced Disclosure)

Notice of Termination of Share Transfer Agreement of Greenko Energy and New Investments in AM Green

TOKYO, Japan – April 25, 2025 – ORIX Corporation (“ORIX”) announced in a January 20, 2025 press release that it had decided to enter into a share transfer agreement*1 (“Agreement”) to sell all shares of Greenko Energy Holdings (“Greenko”), an affiliate company of ORIX, to AM Green Power B.V., a wholly owned subsidiary of AM Green B.V. (“AMG”), which was established by the founders of Greenko. Additionally, ORIX announced that it had decided to enter into an agreement to invest in the convertible note issued by AM Green (Luxembourg) S.à.r.l, the parent company that holds all shares of AMG.

In an April 1, 2025 press release “(Changes to Announced Disclosure) Notice of Change in Timing of Share Transfer Agreement of Greenko Energy and New Investments in AM Green”*2, ORIX announced changes to the execution date of these transactions. However, presently, as the conditions precedent have not been satisfied, we have terminated this Agreement.

1. Background of termination of the Agreement

The Agreement was subject to conditions precedent, including obtaining the necessary approvals under the Indian Competition Act and the financing of the transferee. Approval under the Indian Competition Act was obtained on March 11, 2025.

With respect to financing for the transferee, contract negotiations with planned funding partners were conducted under the direction of AMG management. ORIX was informed by the transferee that financing conditions were likely to be completed by mid-April, and therefore announced a change in the scheduled execution date of the transaction from March 31, 2025 to mid-April.

However, by mid-April, it became apparent that the transferee had failed to reach agreement with funding partners on certain necessary contract conditions, and the conditions precedent for the Agreement were not fulfilled. As a result, ORIX has determined that termination of the Agreement is unavoidable at this time.

2. Future outlook

Despite the termination of the Agreement, Greenko’s operations and business earnings remain healthy. Based on the experience and expertise in the renewable energy field which we have cultivated to date, we intend to support the company’s business growth as a Greenko’s shareholder. Through this involvement, we will work to improve the value of Greenko’s shares while continuing to consider a variety of investment strategies.

In addition, the renewable energy business remains an important part of ORIX’s management strategy, and we will expand our renewable energy business worldwide along with our solar, geothermal, wind, storage battery and other power generation-related businesses in Japan.

In our April 1, 2025 press release, we announced that we expected to record a gain on the sale related to the Agreement in our consolidated financial statements for the fiscal year ending March 31, 2026, rather than in the fiscal year ended March 31, 2025. However, at this time, we no longer expect to record this gain on the sale owing to the termination of the Agreement. We plan to announce our consolidated earnings forecasts for the fiscal year ending March 31, 2026 when we announce our full-year results for the fiscal year ending March 31, 2025.

*1	ORIX Signs Share Transfer Agreement of Greenko Energy and New Investment in its Affiliate Company (January 20, 2025)
*2	(Changes to Announced Disclosure) Notice of Change in Timing of Share Transfer Agreement of Greenko Energy and New Investments in AM Green (April 1, 2025)

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 34,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2024)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2023 – March 31, 2024” furnished on Form 6-K.

Filing of Amendment Extraordinary Report

TOKYO, Japan — April 25, 2025 — ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it filed an amendment extraordinary report with the Director-General of the Kanto Financial Bureau in Japan concerning the transfer of affiliate (transfer of shares).

1.	Reason for Filing

On January 17, 2025, we decided to enter into a share transfer agreement (the “Agreement”) with AM Green Power B.V. (“AM Green Power”) and to transfer all of its shares in Greenko Energy Holdings, an affiliate of ORIX Corporation, to AM Green Power. Accordingly, we submitted an extraordinary report on January 20, 2025, pursuant to Article 24-5, paragraph (4) of the Financial Instruments and Exchange Act and Article 19, paragraph (2), item (12) of the Cabinet Office Ordinance on Disclosure of Corporate Information.

The Agreement is subject to conditions precedent, including obtaining the necessary approvals under the Indian Competition Act and the financing of the transferee. Although approval under the Indian Competition Act was obtained on March 11, 2025, the terms and conditions of financing for the transferee were not satisfied, so the scheduled execution date of the Agreement was changed from March 31, 2025, to mid-April. Accordingly, we submitted an amendment extraordinary report on April 1, 2025, pursuant to Article 24-5, Paragraph (5) of the Financial Instruments and Exchange Act.

However, by mid-April, since the conditions precedent for the Agreement were not satisfied, we terminated the Agreement and submitted an amendment extraordinary report pursuant to Article 24-5, Paragraph (5) of the Financial Instruments and Exchange Act.

2.	Section of the amendment

The entire scope of the extraordinary report submitted on January 20, 2025, and the amendment extraordinary report submitted on April 1, 2025.

3.	Details of the amendment

The extraordinary report submitted on January 20, 2025, and the amendment extraordinary report submitted on April 1, 2025, have been withdrawn.